UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February, 2025

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 9th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras receives contingent payment installment (earnout)

—

Rio de Janeiro, February 3, 2025 - Petróleo Brasileiro S.A. – Petrobras hereby informs that it has received, this week, the following contingent payment installments (earnout):

(i)R$2.161 billion from the partners of the Sépia and Atapu blocks - TotalEnergies EP Brasil Ltda. (28%), PETRONAS Petróleo Brasil Ltda. (21%) and QatarEnergy Brasil Ltda. (21%) in Sépia; Shell Brasil Petróleo Ltda. (25%) and TotalEnergies EP Brasil Ltda. (22.5%) in Atapu.

The contingent payment refers to 2024. Under the terms of Ordinance 08 of April 19, 2021, issued by the Ministry of Mines and Energy (MME), and the bid notice for the 2nd bidding round of the Surplus Volume from the Transfer of Rights under the Production Sharing regime, held on December 17, 2021, earnout values were established for the Sépia and Atapu blocks, which will be due between 2022 and 2032 and will become payable from the last business day of January of the year following the year in which the average annual price of Brent oil exceeds US$40 per barrel, up to a limit of US$ 70/bbl.

(ii) Approximately R$516 million from Karoon Petróleo & Gás Ltda., a subsidiary of Karoon Energy Ltd., referring to the sale of the Baúna field and equivalent to the contingent payment of the oil barrel price referring to the year 2024.

Such payment is in accordance with the terms of the agreement negotiated between the companies regarding the sale of Petrobras' entire stake in the Baúna field (concession area BM-S-40), located in shallow waters in the Santos Basin, to Karoon, occurred in 2020. The final installments of the aforementioned contingent payment may be received by Petrobras until 2027, corresponding to the year 2026, depending on the future evolution of the price of oil per barrel.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

Email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valladares 28 – 9th floor – 20031-030 – Rio de Janeiro, RJ

Phone: 55 (21) 3224-1510/9947

This document may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act), which only reflect the expectations of the Company's management. The terms “anticipates,” “believes,” “expects,” “foresees,” “intends,” “plans,” “projects,” “aims,” “should,” as well as other similar terms, are intended to identify such forward-looking statements, which inherently involve risks or uncertainties, whether foreseen or not by the Company. Therefore, the future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information contained herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 3, 2025

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Fernando Sabbi Melgarejo

______________________________

Fernando Sabbi Melgarejo

Chief Financial Officer and Investor Relations Officer